                                               Filed pursuant to Rule 424(b)(3)
                                               Registration No. 333-70333

                             P R O S P E C T U S

                               [PLANTRONICS LOGO]

                      UP TO 77,258 SHARES OF COMMON STOCK

                WHICH PLANTRONICS MAY SELL UNDER THIS PROSPECTUS

     Plantronics, Inc. may offer and sell up to 77,258 shares of Plantronics common stock to you under this prospectus. Plantronics will only sell these shares if, and to the extent, you exercise your options to purchase the shares of Plantronics common stock.

     If and when you exercise the options, in whole or in part, Plantronics will issue shares to you at a per share price equal to the per share exercise price under the option agreements which govern the options. Examine the option agreements which cover the options you wish to exercise in order to determine the applicable per share exercise price.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                                        PER SHARE PRICE:    TOTAL PRICE:
                                        ----------------    ------------
                     77,258 options:         $ 0.90          $69,532.20

     Plantronics common stock is listed on the New York Stock Exchange under the ticker symbol "PLT". On February 4, 1999, the last reported sale price on the NYSE of one share of Plantronics common stock was $71 1/2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

                The date of this prospectus is February 4, 1999

                               TABLE OF CONTENTS

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                                                              PAGE
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
Plantronics' Address........................................    2
Forward-Looking Statements..................................    2
Risk Factors................................................    3
Information Incorporated by Reference.......................   12
How to Get Information About Plantronics....................   12
Legal Matters...............................................   13
Experts.....................................................   13

                              PLANTRONICS' ADDRESS

     Plantronics' principal executive offices are located at 345 Encinal Street, Santa Cruz, California 95060. Plantronics' telephone number at that location is
(831) 426-5858.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated herein by reference contain forward-looking statements. Plantronics bases these statements on its current expectations, estimates and projections about its industry. Either the beliefs of management, or assumptions made by management, form the basis for those expectations, estimates and projections. The safe harbor created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 generally protects Plantronics from liability for these statements. You can often recognize such forward-looking statements by words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions.

     These forward-looking statements do not guarantee future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. The Risk Factors section immediately following this paragraph sets forth some of such risks and uncertainties. The documents incorporated by reference may also set forth risks and uncertainties. These risks and uncertainties could cause actual results to differ materially and adversely from those discussed in the forward-looking statements. Plantronics undertakes no obligation to publicly update any of these forward-looking statements to reflect new information or future events.

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

                                  RISK FACTORS

     Investing in our common stock will provide you with an equity ownership interest in Plantronics. As a Plantronics shareholder, you may be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, our competition, general economic and market conditions and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our common stock.

DEPENDENCE ON CALL CENTER MARKET SEGMENT

     We have historically derived, and continue to derive, a substantial majority of our net sales from the call center market segment. This market segment has grown significantly in recent years as new call centers have proliferated and existing call centers have expanded. While we believe this market segment is continuing to grow, in the future this growth could slow or revenues from this market segment could decline due to various factors. For example, technological advances such as automated interactive voice response systems could reduce or eliminate the need for call center agents in certain applications. In addition, consumer resistance to telemarketing could adversely affect growth in the call center market segment. Due to our reliance on the call center market segment, we will be affected more by changes in the rate of call center establishment and expansion and the communications products that call center agents use than would a company serving a broader market. We believe that our sales growth to date in fiscal 1999 may have been favorably affected by call centers upgrading their automatic call distribution systems in order to be year 2000 compliant. Since our products are sometimes bundled with new call distribution systems, this may have accelerated some headset sales. If this has occurred, it could adversely affect our net sales in future periods, once call centers have completed their system upgrades. Any decrease in the demand for call centers and related headset products could cause a decrease in the demand for our products, which would materially adversely affect our business, financial condition and results of operations.

FAILURE OF THE OFFICE, MOBILE, COMPUTER AND RESIDENTIAL MARKET SEGMENTS TO
DEVELOP

     While the call center market segment is still the most significant part of our business, we believe that our future prospects will depend in large part on the growth in demand for headsets in the office, mobile, computer and residential market segments. These communications headset market segments are relatively new and undeveloped. Moreover, we do not have extensive experience in selling headset products to customers in these market segments. If the demand for headsets in these market segments fails to develop, or develops slower than we currently anticipate, or if we are unable to effectively market our products to customers in these market segments, it would have a material adverse effect on the potential demand for our products and on our business, financial condition and results of operations.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

     Our quarterly results of operations may vary significantly in the future for a variety of reasons, including the following:

     - changes in demand for our products;

     - timing and size of orders from customers;

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

     - cancellations or delays of deliveries of components and subassemblies by our suppliers;

     - variances in the timing and amount of engineering and operating expenses;

     - distribution channel volume variations;

     - delays in shipments of our products;

     - product returns and customer credits;

     - new product introductions by us or our competitors;

     - entrance of new competitors;

     - increases in the costs of our components and subassemblies;

     - price erosion;

     - changes in the mix of products sold by us;

     - seasonal fluctuations in demand; and

     - general economic conditions.

     Each of the above factors is difficult to forecast and thus could have a material adverse effect on our business, financial condition and results of operations.

     We generally ship most orders during the quarter in which they are received, and, consequently, we do not have a significant backlog of orders. As a result, quarterly net sales and operating results depend primarily on the volume and timing of orders received during the quarter. It is difficult to forecast orders for a given quarter. Since a large portion of our operating expenses, including rent, salaries and certain manufacturing expenses, are fixed and difficult to reduce or modify, if net sales do not meet our expectations, our business, financial condition and results of operations could be materially adversely affected.

     Our operating results can also vary substantially in any period depending on the mix of products sold and the distribution channels through which they are sold. In the event that sales of lower margin products or sales through lower margin distribution channels in any period represent a disproportionate share of total sales during such period, our operating results would be materially adversely affected.

     We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indicative of future operating results. In addition, our operating results in a future quarter or quarters may fall below the expectations of securities analysts or investors, and, as a result, the price of our common stock might fall.

WE MUST MATCH PRODUCTION TO DEMAND

     Historically, we have seen steady increases in customer demand for our products and have generally been able to increase production to meet that demand. However, the demand for our products is dependent on many factors and such demand is inherently difficult to forecast. Significant unanticipated fluctuations in demand could cause the following operating problems, among others:

     - If demand increases beyond that forecasted, we would have to rapidly increase production. We depend on suppliers to provide additional volumes of components

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

       and subassemblies, and, therefore, might not be able to increase production rapidly enough to meet unexpected demand. This could cause us to fail to meet customer expectations. There could be short-term losses of sales while we are trying to increase production. If customers turn to competitive sources of supply to meet their needs, there could be a long-term impact on our revenues.

     - Rapid increases in production levels to meet unanticipated demand could result in higher costs for components and subassemblies and higher overtime costs and other expenses. These higher expenditures could lower our profit margins. Further, if production is increased rapidly, there may be decreased manufacturing yields, which may also lower our margins.

     - If forecasted demand does not develop, we could have excess production or excess capacity. Excess production could result in higher inventories of finished products, components and subassemblies. If we were unable to sell these inventories, we would have to write off some or all of our inventories of obsolete products and unusable components and subassemblies. Excess manufacturing capacity could lead to higher production costs and lower margins.

Any of the foregoing problems could materially adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUR SUPPLIERS

     We buy components and subassemblies from a variety of suppliers and assemble them into finished products. The cost, quality, and availability of such components are essential to the successful production and sale of our products. Obtaining components and subassemblies entails various risks, including the following:

     - Prices of components and subassemblies may rise. If this occurs and we are not able to pass these increases on to our customers or to achieve operating efficiencies that would offset the increases, it would have a material adverse effect on our business, financial condition and results of operations.

     - We obtain certain subassemblies and components from single suppliers, and alternate sources for these items are not readily available. To date, we have experienced only minor interruptions in the supply of these components and subassemblies, none of which has significantly affected our results of operations. However, an interruption in supply from any of our single source suppliers in the future would materially adversely affect our business, financial condition and results of operations.

     - Most of our suppliers are not obligated to continue to provide us with components and subassemblies. Rather, we buy most components and subassemblies on a purchase order basis. If our suppliers experience increased demand or shortages, it could affect deliveries to us. In turn, this would affect our ability to manufacture and sell products that are dependent on those components and subassemblies. This would materially adversely affect our business, financial condition and results of operations.

THE HEADSET MARKET IS HIGHLY COMPETITIVE

     The market for our products is highly competitive. We compete with a variety of companies in various segments of the communications headset market. In the call center segment, the largest market segment in which we compete, our two largest competitors,

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

GN Netcom and ACS Wireless, Inc., recently merged to form a single company. Although it is unclear how this merger will affect us, the merged entity will have a broader product offering and greater marketing presence than either of the two entities had separately. Moreover, the economies of scale that may result from the merger could lead to increased pricing pressures in our market.

     We also anticipate that we will face additional competition from companies that currently do not offer communications headsets. This is particularly true in the office, mobile, computer and residential market segments. As these market segments mature, we will face increased competition from consumer electronics companies and other companies that currently manufacture and sell mobile phones or computer peripheral equipment. These new competitors are likely to be larger, offer broader product lines, bundle or integrate with other products communications headset tops and bases manufactured by them or others, offer products containing bases that are incompatible with our headset tops and have substantially greater financial, marketing and other resources than we do.

     We believe that important competitive factors for us are product reliability, product features, customer service and support, reputation, distribution, ability to meet delivery schedules, warranty terms, product life and price. If we do not compete successfully with respect to any of these or other factors it could materially adversely affect our business, financial condition and results of operations. If we do not successfully develop and market products that compete successfully with those of our competitors it would materially adversely affect our business, financial condition and results of operations.

NEW PRODUCT DEVELOPMENT IS RISKY; WE MUST RESPOND TO CHANGING CUSTOMER REQUIREMENTS AND TECHNOLOGIES

     Our product development efforts historically have been directed toward enhancement of existing products and development of new products that capitalize on our core capabilities. The success of new product introductions is dependent on several factors, including the proper selection of new product features, timely completion and introduction of new product designs, cost-effective manufacture of such products, quality of new products and market acceptance. To be successful in the future, we must develop new products, qualify these new products, successfully introduce these products to the market on a timely basis, and commence and sustain low-cost, volume production to meet customers' demands. Although we attempt to determine the specific needs of headset users in our target market segments, because almost all of our sales are indirect, we may not always be able to timely and accurately predict end-user requirements. As a result, our products may not be timely developed, designed to address current or future end-user requirements, offered at competitive prices or accepted, which could materially adversely affect our business, financial condition and results of operations. Moreover, we generally incur substantial research and development costs before the technical feasibility and commercial viability of a new product can be ascertained. Accordingly, revenues from new products may not be sufficient to recover the associated development costs.

     Historically, the technology used in lightweight communications headsets has evolved slowly. New products have primarily offered stylistic changes and quality improvements, rather than significant new technologies. We anticipate that the technology used in hands-free communications devices, including our products, will begin to evolve more rapidly in the future. We believe that this is particularly true of the office, mobile and residential market segments, which may require us to develop new headset technologies to support cordless and wireless operation and to interface with new communications and computing devices. As a result, our success depends upon our ability to enhance existing products, to respond to changing market requirements, and to develop and introduce in a timely manner new products that keep pace with technological developments. If we are unable to develop and introduce enhanced products or new products in a timely manner in response to changing market conditions or customer requirements, it will materially and adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUR DISTRIBUTION CHANNELS

     We sell substantially all of our products through distributors, original equipment manufacturers ("OEMs"), retailers and telephony service providers. Our existing relationships with these parties are nonexclusive and can be terminated by either party without cause. Our channel partners also sell or can potentially sell products offered by our competitors. To the extent that our competitors offer our channel partners more favorable terms, such partners may decline to carry, de-emphasize or discontinue carrying our products. In the future, we may not be able to retain or attract a sufficient number of qualified channel partners. Further, such partners may not recommend, or continue to recommend, our products. The inability to establish or maintain successful relationships with distributors, OEMs, retailers and telephony service providers or to expand our distribution channels could materially adversely affect our business, financial condition or results of operations.

WE DEPEND ON S. KENNETH KANNAPPAN AND OTHER KEY PERSONNEL

     Our success depends to a significant extent upon the services of a limited number of executive officers and other key employees. On January 4, 1999, S. Kenneth Kannappan was promoted to Chief Executive Officer of our company, succeeding Robert S. Cecil in that capacity, and was appointed to our Board of Directors. Mr. Kannappan joined our company in February 1995 and has held a number of executive management positions, including President and Chief Operating Officer. Mr. Kannappan has been assuming increasing responsibilities for our day-to-day operations since his March 1998 appointment as President and Chief Operating Officer. The unanticipated loss of the services of Mr. Kannappan or one or more of our other executive officers or key employees could have a material adverse effect upon our business, financial condition and results of operations.

     We also believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. Competition for such personnel is intense. We may not be successful in attracting and retaining such personnel, and, our failure to do so could have a material adverse effect on our business, operating results or financial condition.

CITICORP VENTURE CAPITAL RETAINS SIGNIFICANT CONTROL

     After this offering, our largest stockholder, Citicorp Venture Capital, Ltd. ("CVC"), will beneficially own 4,509,168 shares of our common stock (excluding any shares that may be owned by Citigroup Foundation or by employees or affiliates of CVC or Citigroup Foundation), which will represent approximately 26.3% of the outstanding common stock. We also have an agreement with CVC under which it is entitled to have up to three of its designees serve on our Board of Directors, depending on the level of CVC's continuing stock ownership. Messrs. Robert F.B. Logan, M. Saleem Muqaddam and John Mowbray O'Mara are currently serving as CVC's designees under that agreement. Accordingly, CVC has the ability to exert substantial influence on the full Board of Directors, which currently

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

consists of eight members. In addition, our bylaws contain provisions that require a supermajority vote of the Board of Directors to approve certain transactions, including amendments of our Certificate of Incorporation and bylaws, mergers and sales of substantial assets, acquisitions of other companies and sales of capital stock. These provisions may have the effect of giving a small number of directors the ability to block such transactions.

FUTURE SALES OF OUR COMMON STOCK BY CITICORP VENTURE CAPITAL, CITIGROUP FOUNDATION, MR. AND MRS. CECIL OR MANAGEMENT MAY DEPRESS OUR STOCK PRICE

     Upon completion of this offering, we will have outstanding 17,159,454 shares of common stock (based upon shares outstanding as of December 31, 1998), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 1998 other than exercises by Mr. and Mrs. Cecil as described elsewhere in this prospectus. All of these shares will be freely tradable except for 4,509,168 shares held by CVC, 193,548 shares held by Citigroup Foundation, and 433,254 shares held by our executive officers and directors. These 5,135,970 shares, as well as an additional 2,013,118 shares subject to outstanding stock options at December 31, 1998 held by executive officers, directors and Mrs. Cecil, are subject to lockup agreements with the underwriters and cannot be sold for a period of 90 days after the offering without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In addition, the holders of these shares or options may only sell their shares in reliance on Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an effective registration statement filed with the Securities and Exchange Commission. Certain of our current stockholders, including CVC, Citigroup Foundation and certain of our officers, directors and key employees, also have contractual rights to require Plantronics to register their shares for public sale. Sales of a substantial number of shares of common stock in the public market following the offering, as well as sales of shares issued upon exercise of stock options, by any of the officers, directors or other stockholders mentioned above could adversely affect the prevailing market price of the common stock and impair our ability to raise capital through the sale of equity securities.

RISKS ASSOCIATED WITH OUR FOREIGN OPERATIONS

     Approximately 30.7% and 30.2% of our net sales in fiscal 1998 and the six months ended September 30, 1998, respectively, were derived from customers outside the United States. In addition, we conduct substantially all of our headset assembly operations in our manufacturing facility located in Mexico, and we obtain most of the components and subassemblies used in our products from various foreign suppliers. The inherent risks of international operations, particularly in Mexico, could materially adversely affect our business, financial condition and results of operations. The types of risks faced in connection with international operations and sales include:

     - cultural difference in the conduct of business;

     - greater difficulty in accounts receivable collection;

     - unexpected changes in regulatory requirements;

     - tariffs and other trade barriers;

     - economic and political conditions in each country;

     - management and operation of an enterprise spread over various countries; and

     - burden of complying with a wide variety of foreign laws.

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

     A significant portion of our business is conducted in currencies other than the U.S. dollar. As a result, fluctuations in exchange rates creates risk to us in both the sale of our products and our purchase of supplies. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. Although we do not currently engage in any hedging activities to mitigate exchange rate risks, we continually evaluate programs to reduce our foreign currency exposure. However, there can be no assurance that we will not continue to experience currency losses in the future, nor can we predict the effects of future exchange rate fluctuations on future operating results. To the extent that sales to our foreign customers increase or transactions in foreign currencies increase, our business, financial condition and results of operations could be materially adversely affected by exchange rate fluctuations. In addition, we cannot predict the potential consequences to our business of the adoption of the Euro as a common currency in Europe.

WE DEPEND ON OUR PRINCIPAL MANUFACTURING FACILITY

     Substantially all of our manufacturing operations are currently performed in a single facility in Tijuana, Mexico. A fire, flood or earthquake, political unrest or other disaster or condition affecting our facility could have a material adverse effect on our business, financial condition and results of operations. While we have developed a disaster recovery plan and believe we are adequately insured with respect to this facility, we may not be able to implement the plan effectively or on a timely basis or recover under applicable insurance policies.

FAILURE OF ELECTRONIC SYSTEMS TO RECOGNIZE THE YEAR 2000

     Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, many computer and other electronic applications and systems could fail or create erroneous results when addressing dates on and after January 1, 2000. Our products do not address or utilize dates in their operation, and, accordingly, our products should not fail due to the year 2000 problem. However, we use and depend on information technology systems (including business information computer systems and design and manufacturing computer systems) and other machinery and equipment that includes embedded date sensitive technology. We also depend on the proper functioning of date sensitive electronic systems of third parties, such as customers and suppliers. The failure of any of these systems to appropriately interpret the year 2000 could have a material adverse effect on our business, financial condition and results of operations. We are undertaking efforts to ensure that our business systems and those of our suppliers and customers are compliant with the requirements of the year 2000. However, our year 2000 program may not be effective or we may not be able to implement it in a timely and cost-effective manner. Our year 2000 efforts may not, therefore, ensure against disruptions caused by the approach or advent of the year 2000. The year 2000 problem is potentially very widespread, and it is not possible to determine all the potential risks that we may face. Our inability to remedy our own year 2000 problems or the failure of third parties to do so may cause business interruptions or shutdowns, financial loss, regulatory actions, harm to our reputation and exposure to liability.

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

RISKS OF INADEQUATE PROTECTION OF INTELLECTUAL PROPERTY AND INFRINGEMENT OF RIGHTS OF OTHERS

     Our success will depend in part on our ability to protect our proprietary technology. We rely primarily on a combination of nondisclosure agreements and other contractual provisions as well as patent, trademark, trade secret, and copyright laws to protect our proprietary rights. We currently hold 33 United States patents and additional foreign patents and intend to continue to seek patents on our inventions when we believe it to be appropriate. The process of seeking patent protection can be lengthy and expensive. Patents may not be issued in response to our applications, and patents that are issued may be invalidated, circumvented or challenged by others. If we are required to enforce our patents or other proprietary rights through litigation, the costs and diversion of management's attention could be substantial. In addition, the rights granted under any patents may not provide us competitive advantages or be adequate to safeguard and maintain our proprietary rights. Moreover, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. If we do not enforce and protect our intellectual property rights, it could materially adversely affect our business, financial condition and results of operations.

     From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights against us. Such claims, if they are asserted, could result in costly litigation and diversion of management's attention. In addition, we may not ultimately prevail in any such litigation or be able to license any valid and infringed patents from such third parties on commercially reasonable terms, if at all. Any infringement claim or other litigation against us could materially adversely affect our business, financial condition and results of operations.

PRODUCT LIABILITY EXPOSURE

     The use of our products exposes us to the risk of product liability claims. Product liability claims have in the past been, and are currently being, asserted against us. None of the previously resolved claims have materially affected our business, financial condition or results of operations, nor do we believe that any of the pending claims will have such an effect. Although we maintain product liability insurance, the coverage provided under our policies could be unavailable or insufficient to cover the full amount of any such claim. Therefore, successful product liability claims brought against us could have a material adverse effect upon our business, financial condition and results of operations.

OUR STOCK PRICE MAY BE VOLATILE

     The market price for our common stock may be affected by a number of factors, including the announcement of new products or product enhancements by us or our competitors, the loss of services of one or more or our executive officers or other key employees, quarterly variations in our or our competitors' results of operations, changes in earnings estimates or recommendation by securities analysts, developments in our industry, sales of substantial numbers of shares of our common stock in the public market, general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors. In addition, stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to the operating performances of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of our common stock.

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

ENVIRONMENTAL MATTERS

     We are subject to various federal, state, local and foreign environmental laws and regulation, including those governing the use, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. Although we believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, environmental legislation has been enacted and may in the future be enacted or interpreted to create environmental liability with respect to our facilities or operations. We have included in our financial statements a reserve of $1.5 million for possible environmental remediation of the site of one of our previous businesses. While no claims have been asserted against us in connection with this matter, such claims could be asserted in the future and any liability that might result could exceed the amount of the reserve.

EFFECTS OF ANTITAKEOVER PROVISIONS

     Our Board of Directors has the authority to issue preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of those shares without any further vote or action by the stockholders. The issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire us. In addition, we are subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law, which could also have the effect of delaying or preventing our acquisition by a third party. Further, certain provisions of our Certificate of Incorporation and bylaws could delay or make more difficult a merger, tender offer or proxy contest, which could adversely affect the market price of our common stock.

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

                     INFORMATION INCORPORATED BY REFERENCE

     This prospectus incorporates by reference the following documents and information, all of which Plantronics has filed in the past with the SEC:

     - Plantronics' Annual Report on Form 10-K for the fiscal year ended March 28, 1998.

     - Plantronics' Quarterly Report on Form 10-Q for the quarterly period ended June 27, 1998.

     - Plantronics' Quarterly Report on Form 10-Q for the quarterly period ended September 26, 1998.

     - Plantronics' Current Report on Form 8-K dated January 12, 1999.

     - Plantronics' Quarterly Report on Form 10-Q for the quarterly period ended December 26, 1998, as amended.

     - Item 1 of Plantronics' Registration Statement on Form 8-A, filed on December 20, 1993, as amended on January 14, 1994 and November 7, 1997 (which in turn incorporates by reference the description of Plantronics' common stock set forth in Plantronics' Registration Statement on Form S-1 (Reg. No. 33-70744), filed on October 20, 1993, as amended by Amendment No. 1, filed on November 30, 1993, Amendment No. 2, filed on December 27, 1993, and Amendment No. 3, filed on January 18, 1994).

     All documents, if any, which Plantronics subsequently files under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus but prior to the termination of the offering described in this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such documents.

     Plantronics will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Direct any request for such copies to John A. Knutson, Vice President - Legal, Senior General Counsel and Secretary, Plantronics, Inc., 345 Encinal Street, Santa Cruz, California 95060,
Tel: (831) 426-5858.

                    HOW TO GET INFORMATION ABOUT PLANTRONICS

     Plantronics is subject to the informational requirements of the Exchange Act and therefore files reports, proxy and information statements and other information with the SEC. You can inspect many of such reports, proxy and information statements and other information on the SEC's internet website at http://www.sec.gov.

     You can also inspect and copy such reports, proxy and information statements and other information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at Tel:
1-800-SEC-0330. You can also inspect and copy such reports, proxy and information statements and other information may also be inspected and copied at the following Regional Offices of the SEC: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400,

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

Chicago, Illinois 60661. Plantronics' common stock is listed on the NYSE, and you can inspect such reports, proxy and information statements and other information at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This prospectus constitutes part of a registration statement on Form S-3 filed by Plantronics with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Plantronics and the shares, you should refer to the registration statement either at the SEC's website or at the addresses set forth in the preceding paragraph. Statements in this prospectus concerning any document filed as an exhibit to this prospectus are not necessarily complete, and, in each instance, you should refer to the copy of such document which has been filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

     No one is authorized to give any information or to make any representations not contained in this prospectus in connection with any offering made by this prospectus. If given or made, you must not rely on such information or representations as having been authorized by Plantronics or by any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares offered hereby. This prospectus also does not constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither delivery of this prospectus, nor any sale or offer to sell shares hereunder, shall under any circumstances create any implication that there has been no change in the affairs of Plantronics since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Plantronics by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to Plantronics' Annual Report on Form 10-K for the fiscal year ended March 28, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

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